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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berenson & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 Madison Avenue
(No. and Street)

New York	N.Y.	10065
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lewis (212) 446-1735
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/8/13

OATH OR AFFIRMATION

I, Michael Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berenson & Company, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEXA TRONT
Notary Public - State of New York
No. 01TR6239900
Qualified in New York City
My Commission Expires April 25, 2015

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

BERENSON & COMPANY, LLC

(a wholly-owned subsidiary of Berenson & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Berenson & Company, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Berenson & Company, LLC as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Berenson & Company, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 25, 2013

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash and cash equivalents (including restricted cash of $100,021)	$ 795,557
Prepaid expenses	38,108
Fixed assets, net of accumulated depreciation and amortization of $218,297	140,968
	$ 974,633
LIABILITIES	
Accrued bonus compensation	$ 1,750,000
Accrued expenses	138,269
Deferred rent	4,006
Other	11,540
	1,903,815
Commitments (Note F)	
MEMBER'S DEFICIT	(929,182)
	$ 974,633

See notes to statement of financial condition

NOTE A - ORGANIZATION

Berenson & Company, LLC (the "Company") is a wholly-owned subsidiary of Berenson & Company, Inc. ("INC" or the "Parent"). INC is the managing member, and the only member of the Company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is primarily engaged in the business of providing advice in connection with various transactions including mergers, acquisitions, financial restructurings, private placements of securities and other similar activities. Additionally, the Company may engage in the following lines of business: 1) act as an underwriter (including as a book-running manager or co-manager) or selling group member in firm commitment and best efforts public offerings of debt and equity securities 2) act as buyer or seller of debt and equity securities as agent in the over the counter market 3) act as an initial purchaser in private offerings conducted pursuant to Rule 144A and 4) act as an underwriter, arranger or intermediary in connection with leveraged loan transactions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fees earned in relation to a specific transaction or project are recognized when the transaction or project is complete and billable. Reimbursed expenses from customers are recognized when incurred and are shown as a contra expense in the financial statement.

Depreciation of office equipment is recorded on a straight-line basis over a five-year period. Leasehold improvements are being amortized on a straight-line basis over the shorter of their estimated useful life or the life of the applicable office lease.

Cash and cash equivalents include holdings in a money market mutual fund held at a financial institution. In the event of the financial institution's insolvency, recovery of such assets may be limited to account insurance or other protection.

The Company leases premises under a lease, which provides for periodic increases during the lease term. The Company records rent expense on a straight-line basis over the lease term. The difference between rent expense incurred and the amount paid is recorded as a liability for deferred rent.

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Certain significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, bonus compensation and intercompany expense sharing arrangements. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates and assumptions. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the statement of financial condition in future periods.

The Company is a single-member limited liability company wholly owned by the Parent and is a disregarded entity for federal and state income tax purposes.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained, assuming examination by tax authorities. Management has reviewed the Company's tax positions for all open tax years (tax years ended December 31, 2009 through December 31, 2012) and concluded that no provision for unrecognized tax benefits or expense is required in the statement of financial condition.

NOTE C - BENEFIT PLANS

The Company sponsors an employee deferred compensation plan covering substantially all employees. The plan qualifies under Section 401(k) of the Internal Revenue Code.

NOTE D - NET CAPITAL

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $100,000, or 6 2/3% of the Company's aggregate indebtedness, as defined. At December 31, 2012, the Company had net capital of $541,721, which exceeded the minimum net capital requirement of $100,000 by $441,721. The Company's ratio of aggregate indebtedness to net capital was .28 to 1.

NOTE E - FIXED ASSETS

Fixed assets at December 31, 2012 are comprised of the following:

Computer and office equipment	$247,699
Telecommunications	51,262
Artwork	48,320
Leasehold improvements	11,984
Total cost	359,265
Less accumulated depreciation and amortization	(218,297)
Fixed assets, net	$ 140,968

NOTE F - COMMITMENTS

The Company leases office space on the fourth floor of 667 Madison Avenue in New York City under a non-cancelable operating lease, which was modified on November 20, 2013 to expire in January 2016. Future minimum lease payments at December 31, 2012 are as follows:

Year Ending December 31,	
2013	$1,010,004
2014	1,010,004
2015	1,010,004
2016	84,167
	$ 3,114,179

The lease requires a security deposit of $100,000, which has been satisfied by a letter of credit. The Company has collateralized such letter of credit with a cash deposit of $100,021, which is included in restricted cash.

NOTE G - RELATED PARTY

During the year ended December 31, 2012, the Company allocated $1,500,000 of compensation, office and professional service expenses to INC and paid direct expenses of INC which totaled $533,018. Repayments of $3,422,423 were made to the Company by INC during 2012.

For 2012, INC assumed the cost of certain insurance policies in the amount of $126,000 which related to INC, the Company and other related entities.

NOTE H - SIGNIFICANT CLIENTS

For the year ended December 31, 2012, advisory fees earned from three clients represented approximately 57% of total advisory fees.